Filed by Susquehanna Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Abington Bancorp, Inc.

Commission File No.: 000-52705

The following is a slide presentation used by representatives of Susquehanna Bancshares, Inc. and Abington Bancorp, Inc. in a presentation to Abington employees on February 22, 2011.

Doing what counts.™ | susquehanna.net

Susquehanna

Welcome!

AGENDA
•
Introductions
- Robert W. White, Chairman, President and CEO, Abington Bank
•
Susquehanna Bancshares, Inc. Overview
-
William J. Reuter, Chairman and CEO, Susquehanna Bancshares
•
Susquehanna Bank Overview
- Joseph R. Lizza, President, DV Division, Susquehanna Bank
•
Susquehanna Bancshares Benefits Overview
- Mady M. Laughlin, VP, HR Benefits, Susquehanna Bancshares
•
Susquehanna Bancshares Staffing Overview
- Beth E. Lytle, VP, Corp. Employment, Susquehanna Bancshares
•
Q&A

During the course of this presentation, we may make projections and other forward-looking statements regarding events or the future financial performance of Susquehanna, including the impact of the announced acquisition of Abington Bancorp.  We wish to caution you that these forward-looking statements may differ materially from actual results due to a number of risks and uncertainties.  For a more detailed description of the factors that may affect Susquehanna’s operating results, we refer you to our filings with the Securities & Exchange Commission, including our quarterly report on Form 10-Q for the quarter ended December 31, 2010, and our annual report on Form 10-K for the year ended December 31,
2009. Susquehanna assumes no obligation to update the forward-looking statements made during this presentation.
For more information, please visit our Web site at: www.susquehanna.net

Susquehanna Bancshares Overview William J. Reuter Chairman and CEO

Susquehanna Profile
A Financial Services Holding Company
• Headquartered in Lititz, PA (Lancaster County)
• Approximately 3,200 employees
• $14 billion in assets
• $9.2 billion in deposits
• $6.3 billion in assets under mgmt & administration
• Publicly Traded Company
• Listed on Nasdaq: SUSQ
• 130.0 million shares outstanding
• 28,100 shareholders (record and street)
• 67% institutional shareholders

Susquehanna Profile
A Financial Services Holding Company
• Commercial bank
- Susquehanna Bank - 220 branches in PA, NJ, MD, WV
• Asset management companies
- Valley Forge Asset Management and Stratton Management
• Trust and investment company
- Susquehanna Trust and Investment Company
• Commercial leasing company
- Susquehanna Commercial Finance
• Property and casualty insurance/employee benefits company
- The Addis Group
• Auto leasing company
- Hann Financial Service Corp.

Building a Strong Franchise Over Time
Source: Company filings, FactSet, SNL Financial
¹ Pro forma for Abington acquisition
$13,954
$15,201
$4,176
$4,805
$4,793
$5,089 $5,545
$5,953
$7,475
$7,466
$8,225
$13,078
$13,683
$13,689
1998 1999 2000 2001 2002 2003 2004 2005
2006 2007 2008 2009 2010 2010 pro
forma¹
Assets ($ millions)

Strong Organic Growth Supported By Acquisitions
$2,767
$3,314
$3,278
$3,364
$3,675
$4,108
$4,463 $4,433
$4,281
$4,913
$5,815
$5,988
$5,794
$790
$786
$1,280
$3,839
$3,839
$3,839
$3,839
$80
$156
$156
$156
$156
$156
$2,847
$3,470 $3,434
$3,520
$3,831
$4,264
$5,253
$5,219
$5,561
$8,752
$9,633 $9,827
$9,654
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
Organic loans Acquired loans
Loan growth ($mm)
Deposit growth ($mm)
$3,103
$2,983
$3,051
$3,286
$3,633
$3,936
$4,292
$4,470 $4,500
$5,038
$5,159
$5,067
$5,284
$3,907
$3,907
$3,907
$3,907
$1,378
$839
$839
$198
$198
$198
$198 $198 $114
$9,191
$5,878
$5,309
$5,131
$4,134
$3,831
$3,484
$3,249
$3,181 $3,217
$8,945
$9,066
$8,974
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
Organic deposits Acquired deposits
Loan growth (%)
CAGR
1998-2010
Organic 6.4%
Total 10.7%
Deposit growth (%)
CAGR
1998-2010
Organic 4.5%
Total 9.1%
Source: Company filings, SNL Financial

Sorted by 2010 market rank
Market share MSA rank by market share
MSA 2005 2010 % change 2005 2010 Change
Current rank 1-3
Cumberland, MD-WV 24.8% 32.2% 7.4% 2 1 + 1
Sunbury, PA 18.7% 23.1% 4.4% 1 1 Flat
Hagerstown-Martinsburg, MD-WV 19.0% 18.5% (0.5%) 1 1 Flat
Lancaster, PA 12.9% 18.2% 5.3% 3 2 + 1
Williamsport, PA 14.2% 13.2% (1.0%) 3 2 + 1
York-Hanover, PA 3.5% 12.3% 8.9% 11 2 + 9
Chambersburg, PA 13.4% 17.3% 3.9% 5 2 + 3
Vineland-Millville-Bridgeton, NJ 0.0% 16.3% 16.3% NA 3 NA
Gettysburg, PA 0.0% 10.5% 10.5% NA 3 NA
Current rank 4-8
Selinsgrove, PA 8.4% 12.2% 3.9% 5 4 + 1
Pottsville, PA 0.0% 11.1% 11.1% NA 4 NA
Lewisburg, PA 2.5% 2.4% (0.1%) 7 7 Flat
Atlantic City-Hammonton, NJ 0.0% 5.8% 5.8% NA 8 NA
Reading, PA 2.9% 4.7% 1.8% 9 8 + 1
Baltimore-Towson, MD 2.0% 1.7% (0.3%) 9 8 + 1
Other
Ocean Pines, MD 2.0% 3.1% 1.2% 9 10 - 1
Harrisburg-Carlisle, PA 0.0% 4.3% 4.3% NA 11 NA
Allentown-Bethlehem-Easton, PA-NJ 1.7% 1.5% (0.2%) 13 18 - 5
Philadelphia-Camden-Wilmington, PA-NJ-DE-MD 0.4% 0.6% 0.1% 24 18 + 6
Scranton-Wilkes-Barre, PA 0.0% 1.2% 1.2% NA 19 NA
Source: SNL Financial

Headquarters and Operations Centers Corporate Headquarters and Deposit Operations Center – Lititz, PA Bank Headquarters and Regional Headquarters for PA Division – Lancaster, PA

Headquarters and Operations Centers
Regional Offices for MD Division
(East) – Hunt Valley, MD
Regional Headquarters for MD
Division – Hagerstown, MD
Regional Headquarters for DV
Division – Camden, NJ
Loan Operations Center
Hagerstown, MD
Deposit Operations Center
Blue Ball, PA

Mission Statement Our mission is to help customers achieve their financial goals, to deliver a superior return for shareholders, and to build the economic strength of our communities.

Vision Statement
To achieve our Mission, we strive to build enduring
relationships with customers, co-workers, shareholders and
neighbors by delivering exceptional personal service every
day, in every way. We do this by learning about and
responding to people’s individual needs, communicating
openly and with integrity, working in an honest and ethical
manner, and respecting and appreciating those around us.

Our Brand How we operate and communicate focuses on: Building Enduring Relationships

Williamsport PA
Since 1857
Sunbury PA
Since 1831
Walnutport PA
Since 1923
Millersburg PA
Since 1867
Lititz PA
Since 1901
Mullica Hill NJ
Since 1903
Cumberland MD
Since 1812
Hagerstown MD
Since 1925
Baltimore MD
Since 1897
Vineland NJ
Since 1913

Serving Communities for Generations

• $2.4 million in donations (2010)
– Community and Economic
Development
– Youth and Education
– Access to the Arts
• $668,000 to United Way
(2010)
• 26,000 employee volunteer hours (2010)
- Team Susquehanna!
Community Support

Susquehanna Bank Overview Joseph R. Lizza President, DV Division

Susquehanna Bank Overview
One Bank, Three Divisions
• DV
51 Branches in southern New Jersey,
Greater Delaware Valley, Lehigh Valley
• PA
105 Branches in central Pennsylvania
• MD
64 Branches in Maryland, southern
Pennsylvania, West Virginia

ABBC (20 branches) SUSQ (221 branches) NJ DE PA VA WV MD Bucks Montgomery Chester Philadelphia Delaware Susquehanna Bank Valley Forge Addis Group Stratton Management SM AG VFAM

•
Improved market share in several of the best markets in
Pennsylvania
– Montgomery County
– Bucks County
– Delaware County
•
Stronger branch network
– Better connection between Lehigh Valley and Philadelphia
– Makes new Philadelphia branches more relevant and valuable
– Increased ATM locations
•
Meaningful product expansion
– Cash management (repo, lockbox, positive pay)
– Treasury management (FX, swaps, trade LOC)
– Wealth management (asset management, investments)
– Government lending (SBA, USDA)
– Mortgage banking
– Business banking
– Business equipment leasing
Shared Market Benefits

Welcome to Star Service.

Our commitment to you:

To welcome you warmly, serve you promptly, and give you our full attention.

To understand and acknowledge the importance of your financial goals and help find the best solutions for you.

To deliver personal and professional service that makes you want to return and recommend us to friends.

To safeguard the financial information you entrust to us.

To take personal responsibility and accountability for your relationship with Susquehanna.

Doing what counts.

Susquehanna

Susquehanna Benefits and Staffing Mady M. Laughman VP, HR Benefits Manager Beth E. Lytle VP, Corporate Employment Manager

Employee Benefits • Susquehanna will use original hire dates and service dates to determine benefits, including: • Paid Time Off • 401(k) vesting • Service awards • Benefits meetings to be scheduled

• Medical with Capital Blue Cross (CBC)
– 2-tier, preferred provider organization (PPO), HDHP (HSA qualifying)
– Prescription program with CVS Caremark
• Dental with Met Life
– Voluntary program
• Flexible Spending Accounts (FSA) with Pay Flex
– Medical care
– Dependent care
• Vision with National Vision Associates (NVA)
– Voluntary program
• Health Savings Account (HSA) with Wells Fargo
– Must be matched with the HDHP
Employee Benefits

• Life Insurance with Hartford
– Basic life at no cost to employee
– Supplemental and dependent life options available
• Disability Insurance with Hartford
– Voluntary short-term disability
– Company-paid, long-term disability
• FMLA processed through Hartford
Employee Benefits

• 401(k) Plan
• Employee stock purchase plan
• Long-Term Care
– Medco
• Employee assistance plan
– Life Management Associates (LMA)
• Work/life referral services
– Carebridge
• Homeowners & Auto (coming in May)
– Met Life
Employee Benefits

• Identify structure • Identify impacted areas • Notify impacted employees – Severance policy • Placement process – Internal placement – Career continuation services Staffing

Career Continuation Services • On-site job search training/resume writing • Career assessment tools • One-on-one counseling services

Questions?

Additional Information about the Merger and Where to Find It
•
In connection with the proposed Merger, Susquehanna will file a registration statement on Form S-4 with the SEC. The registration statement will include the joint proxy statement for Susquehanna and Abington, which will also constitute a prospectus of Susquehanna. The joint proxy statement/prospectus will be mailed to the shareholders of Susquehanna and
Abington. Investors and security holders of Susquehanna and Abington are urged to read the proxy statement/prospectus and the other relevant materials when they  become available because they will contain important information about Abington,
Susquehanna and the Merger.
•
The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Susquehanna or Abington with the SEC, may be obtained free of charge at the SEC’s Web site at
http://www.sec.gov/. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by
Abington by contacting Frank Kovalcheck, Abington Bancorp, Inc., 180 Old York Road, Jenkintown, PA 19046, telephone:
215-886-8280 or from Abington’s Web site at http://www.abingtonbankonline.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Susquehanna by contacting Abram G. Koser, Susquehanna Bancshares,
Inc., 26 North Cedar Street, Lititz, PA 17543, telephone: 717-626-4721.
•
Susquehanna, Abington and their respective directors, executive officers and certain other members of management and employees may be deemed “participants” in the solicitation of proxies from shareholders of Susquehanna and Abington in favor of the Merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of Susquehanna and Abington in connection with the proposed Merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about the executive officers and directors of Susquehanna in its Annual Report on Form 10-K for the year ended December 31, 2009 and in its definitive proxy statement filed with the SEC on March 26, 2010. You can find information about Abington’s executive officers and directors in its Annual Report on Form 10-K for the year ended December 31, 2009 and in its definitive proxy statement filed with the SEC on April 16, 2010.
•
Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.